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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67275

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** AND ENDING **12/31/08**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GALILEO GLOBAL SECURITIES, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TEN ROCKEFELLER PLAZA, SUITE 1001

(No. and Street)

NEW YORK   **NY**   **10020**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Diamos   **(404) 303-8840, ext. 201**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAYS & COMPANY LLP

(Name – *if individual, state last, first, middle name*)

477 MADISON AVENUE   **NEW YORK**   **NY**   **10022**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 2 6 2009

Washington, DC
100

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __ANTHONY DIAMOS__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__GALILEO GLOBAL SECURITIES, LLC__ , as
of __December 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GALILEO GLOBAL SECURITIES, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2008

GALILEO GLOBAL SECURITIES, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2008

CONTENTS

FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT 1

STATEMENT OF FINANCIAL CONDITION 2

STATEMENT OF OPERATIONS 3

STATEMENT OF CHANGES IN MEMBER'S EQUITY 4

STATEMENT OF CASH FLOWS 5

NOTES TO FINANCIAL STATEMENTS 6

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL AND OTHER STATEMENTS REQUIRED
BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION 9

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A
BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3 10

Hays & Company LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
CAROL S. MESSMAN, CPA
TIMOTHY H. BOEHMER, CPA
J. TIMOTHY GARLAND, CPA

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Member
Galileo Global Securities, LLC

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Galileo Global Securities, LLC (a wholly-owned subsidiary of Galileo Global Advisors) LLC, as of December 31, 2008 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Galileo Global Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company LLP

February 25, 2009
New York, New York

A MEMBER OF MOORE STEPHENS INTERNATIONAL LIMITED AS: MOORE STEPHENS HAYS LLP
MOORE STEPHENS INTERNATIONAL LIMITED IS A GROUP OF INDEPENDENT FIRMS WITH
OFFICES IN PRINCIPAL CITIES WITHIN NORTH AMERICA AND THROUGHOUT THE WORLD

1

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	11,569
Accounts receivable		5,000
Other assets		535
	$	17,104

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Deferred income taxes, net	$	221
Taxes payable		4,602
		4,823

Commitments and contingencies (Notes 3, 4, 5, and 6)

Member's equity		12,281
	$	17,104

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2008

Revenue		
Advisory fees	$	60,000
Expenses		
Professional fees		31,261
Rent and utilities		20,108
General and administrative		3,585
		54,954
Income before provision for income taxes		5,046
Provision for income taxes		(515)
Net income	$	5,561

The accompanying notes are an integral
part of these financial statements.

3

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

Balance, January 1, 2008	$	174,612
Contributions from member		27,108
Distributions to member		(195,000)
Net income, year ended December 31, 2008		5,561
Balance, December 31, 2008	$	12,281

The accompanying notes are an integral
part of these financial statements.

4

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities		
Net income	$	5,561
Adjustments to reconcile net income to net cash provided by operating activities		
Deferred income taxes		(5,117)
Changes in operating assets and liabilities		
Accounts receivable		145,000
Accounts payable and accrued expenses		4,602
Net cash provided by operating activities		150,046
Cash flows from financing activities		
Distributions to member		(195,000)
Contributions received from member		27,108
Net decrease in cash and cash equivalents		(17,846)
Cash and cash equivalents, beginning of year		29,415
Cash and cash equivalents, end of year	$	11,569

The accompanying notes are an integral
part of these financial statements.

GALILEO GLOBAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

1 The Company

Organization

Galileo Global Securities, LLC (the "Company") was organized as a Limited Liability Company under the laws of the State of New York on November 10, 2005 and is a wholly owned subsidiary of Galileo Global Advisors, LLC ("GGA"). During 2006, the Company registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company, which is a member of the Financial Industry Regulatory Authority ("FINRA"), carries no customer funds or securities and therefore is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

The Company's business operates principally in the United States of America from its shared office facility located in New York, New York. The Company is a limited purpose broker / dealer authorized to provide senior-level, independent advice to corporations and governments in investment banking and international capital markets, mainly targeting companies with cross-border needs in the area of mergers and acquisitions and placement of private equity capital.

2 Significant accounting policies

Revenue recognition

Revenue, which consists principally of advisory fees for independent advice on mergers and acquisitions and placement of private equity capital, is recognized when earned and is no longer subject to renegotiation or refund.

Income taxes

The Company files its income tax returns as a partnership, on the cash basis, consolidated with its parent company, GGA and is not subject to federal or state income taxes. Therefore, income or losses reflected on the consolidated income tax returns of GGA pass directly through to its member's individual income tax returns. A provision is made for local New York City Unincorporated Business Tax by GGA based on consolidated taxable income.

The Company records its provision for New York City Unincorporated Business Tax as amounts due to GGA based upon the estimated taxes that would be due if the Company had filed its income tax returns on a separate entity basis. Amounts due to GGA for current and deferred income taxes are included in the accompanying balance sheet.

Deferred New York City Unincorporated Business Tax is recorded to reflect the tax consequences on future years for temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. These deferred tax assets and liabilities are calculated based on the tax rates that are expected to be in effect when these temporary differences are expected to reverse. A valuation allowance is required against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets may not be realized.

Temporary differences that give rise to deferred tax assets and liabilities at December 31, 2008 consist of timing differences related to the recognition of revenues.

GALILEO GLOBAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

2   Significant accounting policies (continued)

The Company has elected to defer the adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Tax, an interpretation of FASB Statement No. 109* ("FIN 48"). The effective date for FIN 48, as it relates to nonpublic entities, is for fiscal years beginning after December 15, 2008.

The Company recognizes a liability for income tax exposures if based on the available information, it is probable that the relevant taxing authority would disagree with a tax position (or some portion thereof) that will negatively affect the amount of taxes previously paid or currently due and the Company can reasonably estimate the amount of the relevant taxing authority's assessment

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Cash and cash equivalents

For the purpose of the statement of cash flows the Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The Company has deposits with commercial financial institutions, which, at times, may exceed FDIC insured limits. Management periodically evaluates the credit worthiness of these institutions and has not experienced any losses on such deposits.

Recent accounting pronouncements

The adoption of recently effective accounting standards did not have a material effect on the Company's financial statements nor does the Company believe that any other recently issued, but not yet effective, accounting standards will have a material effect on the Company's financial position or results of operations when adopted.

3   Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10:1. At December 31, 2008, the Company had net capital of $6,967, which was $1,967 in excess of its required minimum net capital of $5,000.

4   Related party transactions

GGA and the Company have entered into an expense sharing agreement. GGA shall pay all expenses related to salaries, benefits, and corporate payroll taxes, the use of furniture and fixtures and other fixed assets, the use of computer systems and networks and rent and utility expenses for leased or rented office space that is jointly occupied. The Company reimburses GGA at a rate of 5.91% of rent and utilities. This allocation is based upon the percentage of leased office space occupied by the Company relative to the total leased space.

The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

5   Concentrations

All of the Company's accounts receivable at December 31, 2008 was due from a single customer and were collected subsequent to December 31, 2008.

6   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. The Company does not anticipate recognizing any loss relating to these arrangements.

7   Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

8   Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

GALILEO GLOBAL SECURITIES, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL AND OTHER STATEMENTS REQUIRED
BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

NET CAPITAL

Total member's equity	$	12,281
Allowable credits		
Deferred income tax liability		221
		12,502
Less non-allowable assets		
Accounts receivable		5,000
Other assets		535
		5,535
Net capital	$	6,967
Minimum net capital required (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess net capital	$	1,967
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	6,967

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	-
Ratio of aggregate indebtedness to net capital		-

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's Part IIA of the FOCUS report on Form X-17A-5.

All other disclosures required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

Hays & Company LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
CAROL S. MESSMAN, CPA
TIMOTHY H. BOEHMER, CPA
J. TIMOTHY GARLAND, CPA

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Member of
Galileo Global Securities, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

In planning and performing our audit of the financial statements and supplemental schedules of Galileo Global Securities, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A MEMBER OF MOORE STEPHENS INTERNATIONAL LIMITED AS: MOORE STEPHENS HAYS LLP
MOORE STEPHENS INTERNATIONAL LIMITED IS A GROUP OF INDEPENDENT FIRMS WITH
OFFICES IN PRINCIPAL CITIES WITHIN NORTH AMERICA AND THROUGHOUT THE WORLD

10

Hays & Company LLP

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

February 25, 2009
New York, New York